

Mail Stop 4561

December 9, 2009

Via U.S. Mail and Facsimile (510) 896-3010

Phaneesh Murthy
Chief Executive Officer and Director
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

> **Re: iGATE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 23, 2009**
> **Form 8-K**
> **Filed October 1, 2008**
> **File No. 000-21755**

Dear Mr. Murthy:

       We have reviewed your response letter dated December 3, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 1, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I

Item 1. Business, page 1

1.   We refer to your response to our prior comment 1. In subsequent filings, please consider briefly enhancing your discussion as to the nature of your relationships

with the Royal Bank of Canada and General Electric Company given their significance to your operations.

Part III (as incorporated by reference from definitive proxy filed March 13, 2009)

Executive Compensation

Compensation Discussion and Analysis

Base Salaries for Executive Officers, page 13

2.   We refer to your response to prior comment 5 and note that you use a peer group of companies for benchmarking purposes. Please identify these companies and discuss the relationship between actual compensation and the data used in your benchmarking or peer group studies. With respect to this latter point, please disclose the benchmark used and where actual compensation paid to your named executive officers fell relative to this benchmark. Please confirm that you will provide this information along with the relevant information in your response such as how you chose these companies in subsequent filings as applicable. See Item 402(b)(2)(xiv) of Regulation S-K.

Annual Bonuses for Executive Officers, page 14

3.   We refer to your response to our prior comment 6 and note that annual bonus payments for your named executive officers are based upon your attainment of specific revenue, gross profit and operating results, and for Mr. Zugay, on the maintenance of a certain level of corporate operating expenses. You also state that for the year under review, the bonuses were based on the revenue and profit before tax targets. Since these targets appear to be material, please advise as to why you have not disclosed the actual targets with respect to these quantitative performance-related factors. To the extent that you believe that disclosure of these targets will cause your company competitive harm, please confirm that you have a legal analysis addressing why you believe disclosure would result in competitive harm and confirm that future filings will discuss how difficult it will be for the executive officer(s) or how likely it will be for the registrant to achieve the undisclosed target levels. See Instruction 4 to Item 402(b) of Regulation S-K.

Stock Incentive Plan, page 14

4.   In your response to our prior comment 7 you state that base salaries, including fixed and variable components, are determined in comparison to the salaries similar officers in the peer group of companies. You further state that you calculate bonuses based on revenue and profit before taxes, and that the calculation of equity awards are based on year-over-year improvements of not

less than 10% in profits after taxes. While you describe the items of your company's performance used to determine executive compensation, it appears that you have not described how each form of compensation is structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to these items of the your company's performance. As such, we reissue our prior comment 7 and ask that you provide the disclosure required by Item 402(b)(2)(vii) of Regulation S-K. Please confirm that future filings will include such disclosure as appropriate.

Policies and Procedures for Approving Related Person Transactions, page 32

5.   Please confirm that you will provide the response to prior comment 8 in future filings to the extent applicable.

Form 8-K Filed October 1, 2008

6.   Your response to prior comment number 12 indicates that you concluded that pro forma information was not necessary because the professional services business did not meet any of the significant subsidiary tests described in Rule 1-02(w) of Regulation S-X as of September 30, 2008. Please note that Rule 1-02(w) indicates that the investment and assets test are to be calculated as of the end of the most recently completed fiscal year and the income test would be calculated for the most recently completed fiscal year. Please tell why you did not perform tests of significance as of December 31, 2007 in accordance with Rule 1-02(w). As part of your response, please provide us with the results of the significance tests as of December 31, 2007.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief